
03056036


APR 15 2003
1086

FORSYTH BANCSHARES, INC.

2002 ANNUAL REPORT


RECEIVED
APR 1 5 2003
207

COMPANY PROFILE

Forsyth Bancshares, Inc.

Forsyth Bancshares, Inc. (the "Company") is a bank holding company incorporated in Georgia on February 14, 1996 to own and control all of the capital stock of The Citizens Bank of Forsyth County (the "Bank"). Currently, the Company engages in no business other than owning and managing the Bank.

The Citizens Bank of Forsyth County

The Bank is the only locally-owned and managed commercial bank in Forsyth County, Georgia. The Bank currently operates a commercial banking business from its main office in Cumming, Georgia and a branch office in the Forsyth County community of Midway. During the Fall of 2002, the Bank completed construction of its new main office at 651 Veteran's Memorial Boulevard in Cumming. Land has also been purchased for a second branch office to be located in the Free Home Community in Cherokee County, and plans are currently being finalized to open that facility during 2003.

CONTENTS

FORSYTH BANCSHARES, INC. AND SUBSIDIARY
FINANCIAL HIGHLIGHTS

December 31,	2002	2001	2000
For the Year			
Net Income	$ 638,240	$ 317,993	$ 549,045
Per Common Share*			
Basic	0.40	0.20	0.35
Diluted	0.40	0.20	0.35
Cash Dividends	0.00	0.00	0.00
Book Value	6.63	5.91	5.52
At Year End			
Total assets	$ 100,208,722	$ 90,586,101	$ 82,574,012
Earning assets	93,171,447	84,585,778	77,183,834
Loans, net of unearned income	70,546,477	60,672,166	48,318,792
Allowance for losses on loans	885,266	756,367	603,723
Total deposits	87,966,399	80,785,251	73,259,717
Shareholders' equity	11,775,520	9,450,935	8,828,603
Common shares outstanding*	1,775,000	1,600,000	1,600,000
Key Ratios			
Return on average assets	0.68%	0.37%	0.74%
Return on average common equity	6.30%	3.54%	6.71%
Net interest income as percentage of average earning assets	4.14%	3.84%	4.18%
Allowance for loan losses as a percentage of total loans	1.26%	1.25%	1.25%
Non performing loans and assets	16,259	56,614	15,077
Average shareholders' equity to average total assets	10.74%	10.39%	11.01%
Leverage ratio	11.60%	10.33%	11.71%
Tier 1 capital to risk weighted assets	14.24%	13.06%	17.53%
Total capital to risk weighted assets	15.34%	14.13%	18.63%

*Per common share amount and common shares outstanding as of 2001 and 2000 have been restated to reflect the 2002 common stock split.

To Our Shareholders:

I am extremely proud to report that 2002 was a banner year for your company, Forsyth Bancshares, Inc. It was a record year for our financial performance and for increasing your shareholder value.

Our net income on a consolidated basis increased to $638.2 thousand in 2002 compared to $318 thousand in 2001, representing a 101 percent increase. In spite of the economic challenges our country faced last year, we experienced record earnings in 4 consecutive quarters in 2002. Earnings per share also increased 100 percent to .40 per share compared to .20 per share in 2001.

Forsyth Bancshares, Inc. ended 2002 with total assets of $100.2 million on a consolidated basis compared to $90.5 million in 2001, an 11 percent increase. Also, total loans increased 16 percent to $70.5 million and deposits increased 9 percent to $87.9 million.

The construction of the new Main Office on Veterans Memorial Boulevard in Cumming was completed in November and has replaced the leased facilities we previously occupied. This 11,208 square foot facility will accommodate our future growth for many years to come. We continue to plan for future expansion in Cherokee County as well as the northern Forsyth County area.

In lieu of paying a cash dividend, the Board of Directors declared a two-for-one stock split payable to shareholders of record November 19, 2002. We believe this will prove to be prudent as we strive to maximize our shareholder value.

Our long-range strategy remains to grow the company profitable by providing a competitive level of financial products and services while continuing to operate with a community bank philosophy.

While we were able to achieve these record breaking results in 2002 with careful strategic planning, it would mean very little without the company's dedicated employees as well as the support of the stockholders of Forsyth Bancshares, Inc.

Finally, on behalf of the employees, officers and directors of Forsyth Bancshares, Inc., I would like to thank the 614 shareholders that entrust us to provide you with a safe, sound and profitable investment.

Sincerely,



Timothy M. Perry
President and Chief Executive Officer

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, The Citizens Bank of Forsyth County, at December 31, 2002 and 2001 and the results of operations for the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited consolidated financial statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to stockholders. Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution that these factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2002 as filed on our annual report on Form 10-KSB.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Overview

Our 2002 results were highlighted by continued loan and deposit growth and increased profitability despite the continued slowdown in the national and state economies. Our net income increased to $638,240, as compared to $318,000 in 2001, primarily due to the decreasing cost of funds. We completed building a new main office facility during the fourth quarter to replace the cramped leased facilities we occupied since conception, and we are seeking desirable locations for further expansion. With Forsyth County remaining one of the fastest growing areas in the country, we believe that our physical expansion is required in order to continue to meet the needs of the community.

The directors declared a two-for-one stock split in lieu of paying a cash dividend. In addition, we were able to raise $1.5 million in capital through several of our directors exercising stock options granted to them. 1.775 million shares were outstanding at December 31, 2002. The additional capital will be used to fund the bank's growth.

Financial Condition at December 31, 2002 and 2001

The following is a summary of our balance sheet for the years indicated:

	December 31, 2002	December 31, 2001
	(Dollars in Thousands)	
Cash and due from banks	$ 1,903	$ 2,781
Interest-bearing deposits in banks	214	186
Federal funds sold	3,461	7,366
Securities	18,950	16,362
Loans, net	69,661	59,916
Premises and equipment	5,334	3,048
Other assets	686	927
	$ 100,209	$ 90,586
Total deposits	$ 87,966	$ 80,785
Other liabilities	467	350
Stockholders' equity	11,776	9,451
	$ 100,209	$ 90,586

As of December 31, 2002, we had total assets of $100.2 million, an increase of 10.62% over December 31, 2001. Total interest-earning assets were $93.1 million at December 31, 2002 or 93% of total assets as compared to 84.6% of total assets at December 31, 2001. Our primary interest-earning assets at December 31, 2002 were loans, which made up 75.7% of total interest-earning assets as compared to 72% at December 31, 2001. Our loan to deposit ratio was 80.2% at December 31, 2002 as compared to 76% at December 31, 2001. Deposit growth of $7.2 million and a decrease in federal funds sold of $3.9 million has been used to fund loan growth of $9.8 million, with the remainder being used to fund a $2.5 million increase in securities portfolio.

Our securities portfolio, consisting of U.S. Agency securities, state and municipal securities, corporate securities, mortgage-backed securities and restricted equity securities, amounted to $18.9 million at December 31, 2002. Net unrealized gains on securities amounted to $585,000 at December 31, 2002 as compared to net unrealized gains of $264,000 at December 31, 2001. Management has not specifically identified any securities for sale in future periods, which, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

We have 69% of our loan portfolio collateralized by real estate located in our primary market area of Forsyth County and surrounding counties. Our real estate mortgage portfolio consists of loans collateralized by one-to-four-family residential properties (34%), construction loans to build one-to-four family residential properties (38%), and nonresidential properties consisting primarily of small business commercial properties (28%). We generally require that loans collateralized by real estate not exceed 80% of the collateral value.

The remaining 31% of the loan portfolio consist of commercial, consumer, and other loans. We require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market area are stable with no indications of a significant downturn in the local economy. However, we cannot predict the impact global events will have on our local economy.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. State banking regulations limit exposure by prohibiting secured loan relationships that exceed 25% of the Bank's statutory capital and unsecured loan relationships that exceed 15% of the Bank's statutory capital.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and our other needs. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to market sources of funds.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price deposits to meet asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management, State and Federal regulatory authorities. As determined under guidelines established by regulatory authorities and internal policy, our liquidity ratio of 27.01% at December 31, 2002 was considered satisfactory.

At December 31, 2002, we had loan commitments outstanding of $11.5 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability on a short-term basis to borrow and purchase federal funds from other financial institutions. At December 31, 2002, we had an arrangement with a commercial bank for short-term advances of $2,000,000, in addition to $8,300,000 which is available to us, subject to available collateral, in the form of Federal Home Loan Bank advances.

At December 31, 2002, our capital ratios were considered adequate based on regulatory minimum capital requirements. Our stockholders' equity increased by $2.3 million due to net income in 2002 of $638,000; to an increase in the fair value of securities available-for-sale, net of tax, in the amount of $199,000; and to several of our directors exercising stock options granted to them, which contributed $1.5 million. For regulatory purposes, net unrealized gains and losses on securities available-for-sale are excluded in the computation of the capital ratios.

The primary source of funds available to Forsyth Bancshares, Inc. is the payment of dividends by the Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the Bank's regulatory agency. Currently, the Bank could pay $340,000 in dividends without regulatory approval. Another source of funds is the stock options granted to the directors during 2002. Options to purchase 324,500 shares were granted to the directors. Options for 175,000 shares were exercised in December, raising $1.5 million in additional capital for Forsyth Bancshares, Inc.

The minimum capital requirements to be considered well capitalized under prompt corrective action provisions and the actual capital ratios on a consolidated basis and for the Bank as of December 31, 2002 are as follows:

	Actual		
	Consolidated	Bank	Regulatory Requirements
Leverage capital ratio	11.60 %	8.48 %	5.00 %
Risk-based capital ratios:			
Core capital	14.24	10.43	6.00
Total capital	15.34	11.55	10.00

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements. Anticipated future earnings will assist in keeping these ratios at satisfactory levels.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs. We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets that are primarily monetary in nature and that tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. We, through our executive committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management".

Results of Operations For The Years Ended December 31, 2002 and 2001

The following is a summary of our operations for the years indicated.

	Years Ended December 31,	
	2002	2001
	(Dollars in Thousands)	
Interest income	$ 5,792	$ 6,471
Interest expense	2,155	3,318
Net interest income	3,637	3,153
Provision for loan losses	196	338
Other income	897	563
Other expenses	3,359	2,913
Pretax income	979	465
Income taxes	341	147
Net income	$ 638	$ 318

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions beyond our control, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our net yield on average interest-earning assets was 4.14% in 2002 as compared to 3.84% in 2001. Average loans increased by $9.4 million, which accounted for the most significant change in average interest-earning assets, which increased overall by $6 million. Average interest-bearing liabilities increased by $6.6 million with average interest-bearing demand and time deposits accounting for the vast majority of this increase. The rate earned on average interest-earning assets decreased to 6.59% in 2002 from 7.89% in 2001. The rate paid on average interest-bearing liabilities decreased to 2.94% in 2002 from 4.91% in 2001. The increase in net yield is due primarily to the decrease in the rates paid on our interest-bearing liabilities more than offsetting the decrease in the yield on our interest-earning assets. Management believes this trend will continue during the first half of 2003.

Provision for Loan Losses

The provision for loan losses was $196,000 in 2002 as compared to $338,000 in 2001. The decrease in the provision for loan losses is due to the decrease of the amount of charge-offs for the year 2002. As of December 31, 2002, we had nonperforming loans and assets totaling $16,000 as compared to $57,000 at December 31, 2001. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb losses on existing loans that may become uncollectible. Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay. The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans. An allowance percentage is applied to the unclassified loans to establish a general allowance for loan losses. The allowance percentage determined is based upon our experience specifically and the historical experience of the banking industry generally. The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses. The total of these allowances are compared to the minimum allowance level range in accordance with internal policy, (1.20% to 1.30% of total loans outstanding), with the greater amount being recorded as the allowance for loan losses. The allowance for loan losses as a percentage of total loans at December 31, 2002 and 2001 was 1.26%.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, other miscellaneous revenues and fees, and gains and losses on securities transactions. Other income was $897,000 in 2002 as compared to $563,000 in 2001. The increase of $334,000 is due primarily to increased mortgage loan origination fees of $263,000, and increased service charges on deposit accounts of $63,000. The increase in mortgage loan origination fees was due to the mortgage department beginning operations in June 2001, as compared to operating for a full year in 2002.

Other Expenses

Other expense for 2002 consists of salaries and employee benefits ($1.8 million), equipment and occupancy expenses ($508,000), and other operating expenses ($1 million). Salaries and employee benefits increased by $286,000 due to annual salary increases including the employee cost to fund our mortgage loan origination operations. Equipment and occupancy expenses increased by $26,000 due primarily to increased property taxes. Other operating expenses increased by $133,000 due to increases in mortgage department expenses of $19,000, data processing fees of $29,000, increase advertising expenses of $9,000 and other operating expenses of $76,000. The increases are normal and are a reflection of our overall growth.

Income Tax

We recognized income tax expense of $341,000 in 2002 as compared to $147,000 in 2001. The increase was due to higher pretax income in 2002. The effective tax rate was 35% for 2002 and 32% for 2001.

Management is not aware of any other known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Specific officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank's Executive Committee on a quarterly basis. The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

At December 31, 2002, our cumulative one-year interest rate-sensitivity gap ratio was 66%. Our targeted ratio is 80% to 120% in this time horizon. This indicates that our interest-bearing liabilities will reprice during this period at a rate faster than our interest-earning assets. We are currently not within our targeted parameters due primarily to 85% of certificates of deposit repricing within a one-year time frame as opposed to 48% of loans and securities repricing within a one-year time frame. The ratio in the one-year time frame is significantly impacted by the classification of all interest bearing demand deposits as immediately rate sensitive for purposes of this analysis. It is our belief that competitive market rates are being paid for certificates of deposit, and as long as the rates remain competitive, liquidity, while not assured, should not be adversely affected.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2002, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within Three Months	After Three Months but Within One Year	After One Year but Within Five Years	After Five Years	Total
	(Dollars in Thousands)				
Interest-earning assets:					
Interest-bearing deposits in banks	$ 214	$	$	$	$ 214
Federal funds sold	3,461				3,461
Securities	964	1,519	14,409	1,873	18,765
Loans	29,469	10,891	29,667	508	70,535
	34,108	12,410	44,076	2,381	92,975
Interest-bearing liabilities:					
Interest-bearing demand deposits	26,938				26,938
Savings	1,172				1,172
Certificates, less than $100,000	6,327	14,229	4,287		24,843
Certificates, $100,000 and over	7,392	14,665	3,467		25,524
	41,933	28,894	7,754	0	78,477
Interest rate sensitivity gap	$ (7,721)	$ (16,484)	$ 36,322	$ 2,381	$ 14,498
Cumulative interest rate sensitivity gap	$ (7,721)	$ (24,205)	$ 12,117	$ 14,498	
Interest rate sensitivity gap ratio	0.82	0.43	5.68	-	
Cumulative interest rate sensitivity gap ratio	0.82	0.66	1.15	1.18	

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain significant financial information and statistical data with respect to: the distribution of our assets, liabilities and stockholders' equity, the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; types of deposits and the return on equity and assets .

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balances

The condensed average balance sheet for the years indicated is presented below. (1)

	Years Ended December 31,	
	2002	2001
	(Dollars in Thousands)	
ASSETS		
Cash and due from banks	$ 2,093	$ 2,199
Taxable securities	17,398	19,409
Nontaxable securities	1,358	1,645
Interest-bearing deposits in banks	201	560
Securities valuation account	358	137
Federal funds sold	4,596	5,544
Loans (2)	64,379	54,901
Allowance for loan losses	(810)	(662)
Other assets	4,776	2,707
	$ 94,349	$ 86,440
Total interest-earning assets	$ 87,932	$ 82,059
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 10,428	$ 9,412
Interest-bearing demand	22,793	18,765
Savings	1,163	1,019
Time	49,395	47,807
Total deposits	83,779	77,003
Other liabilities	440	454
Total liabilities	84,219	77,457
Stockholders' equity	10,130	8,983
	$ 94,349	$ 86,440
Total interest-bearing liabilities	$ 73,351	$ 67,591

(1) For each category, average balances were determined using the daily average balances during the year.

(2) Nonaccrual loans of $14,000 and $39,000 were included in average loans for 2002 and 2001, respectively.

Interest Income and Interest Expense

The following tables set forth the amount of interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

	Years Ended December 31,			
	2002		2001	
	Interest	Average Rate	Interest	Average Rate
	(Dollars in Thousands)			
INTEREST INCOME:				
Interest and fees on loans (1)	$ 4,779	7.42%	$ 5,057	9.21%
Interest on taxable securities	871	5.01	1,114	5.74
Interest on nontaxable securities (2)	58	4.27	70	4.27
Interest on deposits in banks	10	5.19	19	3.34
Interest on federal funds sold	74	1.61	211	3.81
Total interest income	5,792	6.59	6,471	7.89
INTEREST EXPENSE:				
Interest on interest-bearing demand deposits	295	1.29	428	2.28
Interest on savings deposits	11	0.95	19	1.89
Interest on time deposits	1,849	3.74	2,871	6.00
Total interest expense	2,155	2.94	3,318	4.91
NET INTEREST INCOME	$ 3,637		$ 3,153	
Net interest spread		3.65 %		2.98%
Net yield on average interest-earning assets		4.14 %		3.84%

(1) Interest and fees on loans includes $349,000 and $407,000 of loan fee income for the years ended December 31, 2002 and 2001, respectively. There was no interest income recognized on nonaccrual loans during 2002 or 2001.

(2) Average rates on nontaxable securities have not been presented on a tax equivalent basis.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31, 2002 vs. 2001 Changes Due To:		
	Rate	Volume	Net
	(Dollars in Thousands)		
Increase (decrease) in:			
Income from interest-earning assets:			
Interest and fees on loans	$ (1,071)	$ 793	$ (278)
Interest on taxable securities	(134)	(109)	(243)
Interest on nontaxable securities	--	(12)	(12)
Interest on deposits in banks	6	(15)	(9)
Interest on Federal funds sold	(106)	(31)	(137)
Total interest income	(1,304)	625	(679)
Expense from interest-bearing liabilities:			
Interest on interest-bearing demand deposits	(212)	79	(133)
Interest on savings deposits	(10)	2	(8)
Interest on time deposits	(1,114)	92	(1,022)
Total interest expense	(1,336)	173	(1,163)
Net interest income	$ 32	$ 452	$ 484

INVESTMENT PORTFOLIO

Types of Investments

The carrying amounts of securities at the dates indicated are summarized as follows:

	December 31, 2002	December 31, 2001
	(Dollars in Thousands)	
U.S. Government agencies	$ 1,566	$ 2,565
State and municipal securities	1,417	1,355
Corporate securities	4,556	5,550
Mortgage-backed securities	11,205	6,692
	$ 18,744	$ 16,162

Maturities

The amounts of debt securities, including the weighted average yield in each category as of December 31, 2002 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, (3) after five through ten years and (4) after ten years.

	One year or less Amount	One year or less Yield (1)	After one through five years Amount	After one through five years Yield (1)	After five through ten years Amount	After five through ten years Yield(1)
U.S. Government agencies	$ 0	. %	$ 1,566	5.56 %	$ 0	%
State and municipal securities	0		454	5.57	497	6.11
Corporate securities	2,245	5.48	2,311	6.04	0	
Mortgage-backed securities	32	5.50	6,146	4.50	857	5.16
	$ 2,224	5.48	$ 14,409	4.87	$ 1,407	5.63

	After ten years Amount	After ten years Yield (1)	Total Amount	Total Yield (1)
U.S. Government agencies	$ 0	%	$ 1,566	5.56 %
State and municipal	466	6.97	1,417	6.22
Corporate securities	0		4,556	5.79
Mortgage-backed securities	4,170	4.61	11,205	4.56
	$ 449	6.97	$ 18,744	5.07

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

LOAN PORTFOLIO

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	December 31, 2002	December 31, 2001
	(Dollars in Thousands)	
Commercial	$ 14,022	$ 7,795
Real estate-construction	18,507	16,976
Real estate-mortgage	30,500	27,689
Consumer installment loans and other	7,517	8,212
	70,546	60,672
Less allowance for loan losses	(885)	(756)
Net loans	$ 69,661	$ 59,916

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2002 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, and (3) after five years.

	(Dollars in Thousands)
Commercial	
One year or less	$ 6,421
After one through five years	7,574
After five years	27
	14,022
Construction	
One year or less	15,485
After one through five years	2,989
After five years	33
	18,507
Other	
One year or less	16,168
After one through five years	21,409
After five years	440
	38,017
	$ 70,546

The following table summarizes loans at December 31, 2002 with the due dates after one year that have predetermined and floating or adjustable interest rates.

	(Dollars in Thousands)
Predetermined interest rates	$ 30,140
Floating or adjustable interest rates	2,332
	$ 32,472

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2001 and 2000 is as follows:

	December 31, 2002	December 31, 2001
	(Dollars in Thousands)	
Nonaccrual loans	$ 16	$ 57
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	0	25
Restructured loans	0	0
Potential problem loans	0	0
Interest income that would have been recorded on nonaccrual and restructured loans under original terms	1	5
Interest income that was recorded on nonaccrual and restructured loans	0	0

Potential problems loans are defined as loans about which we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on nonaccrual status, to become past due more than ninety days, or to be restructured.

Our policy is to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful. This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Loans that are classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	Years Ended December 31,	
	2002	2001
	(Dollars in Thousands)	
Average amount of loans outstanding	$ 64,379	$ 54,901
Balance of allowance for loan losses at beginning of year	$ 756	$ 604
Loans charged off		
Commercial and financial	34	169
Real estate mortgage	--	--
Installment	37	21
	71	190
Loans recovered		
Commercial and financial	--	--
Real estate mortgage	--	--
Installment	4	4
	4	4
Net charge-offs	67	186
Additions to allowance charged to operating expense during year	196	338
Balance of allowance for loan losses at end of year	$ 885	$ 756
Ratio of net loans charged off during the year to average loans outstanding	.11 %	0.34%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is deemed appropriate by management to adequately cover all known and inherent risks in the loan portfolio. Our evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value of the loans.

As of December 31, 2002 and 2001, the allocation of our allowance for loan losses does not specifically correspond to the categories of loans listed below. Based on our best estimate, the allocation of the allowance for loan losses to types of loans, as of the indicated dates, is as follows:

	December 31, 2002		December 31, 2001	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in Thousands)			
Commercial	$ 175	19.88%	$ 226	12.85%
Real estate - construction	227	26.23	114	27.98
Real estate - mortgage	385	43.23	340	45.64
Consumer installment loans and other	98	10.66	76	13.53
	$ 885	100.00%	$ 756	100.00%

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits is presented below. (1)

	Years Ended December 31,			
	2002		2001	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
Noninterest-bearing demand deposits	$10,428	--%	$ 9,412	-- %
Interest-bearing demand deposits	22,793	1.29	18,765	2.28
Savings deposits	1,163	.95	1,019	1.89
Time deposits	49,395	3.74	47,807	6.00
	$ 83,779		$77,003	

(1) Average balances were determined using the daily average balances during the year.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2002 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

	(Dollars in Thousands)
Three months or less	$ 7,392
Over three through six months	7,034
Over six through twelve months	7,631
Over twelve months	3,467
Total	$ 25,524

RETURN ON ASSETS AND STOCKHOLDERS' EQUITY

The following rate of return information for the years indicated is presented below.

	Years Ended December 31,	
	2002	2001
Return on assets (1)	0.68%	0.37%
Return on equity (2)	6.30	3.54
Dividend payout ratio (3)	-	-
Equity to assets ratio (4)	10.74	10.39

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends declared per share of common stock divided by net income per share.
(4) Average equity divided by average total assets.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS, LLC

Mailing address: P.O. Box 724888 • Atlanta, Georgia 31139-1888

Telephone (770) 955-8600
Fax (770) 980-4489
www.mjcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Forsyth Bancshares, Inc.
Cumming, Georgia

We have audited the accompanying consolidated balance sheets of **Forsyth Bancshares, Inc. and subsidiary** as of December 31, 2002 and 2001, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forsyth Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Atlanta, Georgia
February 21, 2003

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

Assets	**2002**	2001
Cash and due from banks	$ **1,902,847**	$ 2,781,252
Interest-bearing deposits in banks	**214,059**	185,759
Federal funds sold	**3,461,000**	7,366,000
Securities available-for-sale	**18,712,368**	15,908,655
Securities held-to-maturity, at cost (fair value of $31,643 and $259,177)	**31,643**	253,198
Restricted equity securities, at cost	**205,900**	200,000
Loans	**70,546,477**	60,672,166
Less allowance for loan losses	**885,266**	756,367
Loans, net	**69,661,211**	59,915,799
Premises and equipment	**5,334,104**	3,047,897
Other assets	**685,590**	927,541
Total assets	$ **100,208,722**	$ 90,586,101
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ **11,286,519**	$ 10,693,553
Interest-bearing	**76,679,881**	70,091,698
Total deposits	**87,966,400**	80,785,251
Securities sold under repurchase agreements	**16,435**	-
Other liabilities	**450,367**	349,915
Total liabilities	**88,433,202**	81,135,166
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value; 10,000,000 shares authorized; 1,775,000 and 800,000 issued and outstanding, respectively	**9,447,841**	7,960,341
Retained earnings	**1,965,013**	1,326,773
Accumulated other comprehensive income	**362,666**	163,821
Total stockholders' equity	**11,775,520**	9,450,935
Total liabilities and stockholders' equity	$ **100,208,722**	$ 90,586,101

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Interest income		
Loans, including fees	$ 4,779,363	$ 5,056,771
Taxable securities	870,561	1,114,248
Nontaxable securities	57,796	70,160
Deposits in banks	10,450	18,723
Federal funds sold	74,085	211,104
Total interest income	5,792,255	6,471,006
Interest expense		
Deposits	2,154,004	3,318,057
Other borrowings	878	-
Total interest expense	2,154,882	3,318,057
Net interest income	3,637,373	3,152,949
Provision for loan losses	196,374	337,721
Net interest income after provision for loan losses	3,440,999	2,815,228
Other income		
Service charges on deposit accounts	270,301	207,377
Mortgage origination fees	571,938	308,889
Other operating income	49,806	40,864
Net realized gains on sales of securities available-for-sale	5,028	6,207
Total other income	897,073	563,337
Other expenses		
Salaries and employee benefits	1,845,072	1,559,278
Equipment and occupancy expenses	507,584	481,699
Other operating expenses	1,006,108	872,994
Total other expenses	3,358,764	2,913,971
Income before income taxes	979,308	464,594
Income tax expense	341,068	146,601
Net income	$ 638,240	$ 317,993
Basic earnings per share	$ 0.40	$ 0.20
Diluted earnings per share	$ 0.40	$ 0.20

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net income	**$ 638,240**	$ 317,993
Other comprehensive income:		
Unrealized gains on securities available-for-sale:		
Unrealized holding gains arising during period, net of tax of $123,784 and $188,889, respectively	**201,962**	308,187
Reclassification adjustment for gains realized in net income, net of tax of $1,911 and $2,359, respectively	**(3,117)**	(3,848)
Other comprehensive income	**198,845**	304,339
Comprehensive income	**$ 837,085**	$ 622,332

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock			Accumulated Other	Total
	Shares	At Amount Paid-In	Retained Earnings	Comprehensive Income (Loss)	Stockholders' Equity
Balance, December 31, 2000	800,000	$ 7,960,341	$ 1,008,780	$ (140,518)	$ 8,828,603
Net income	-	-	317,993	-	317,993
Other comprehensive loss	-	-	-	304,339	304,339
Balance, December 31, 2001	800,000	7,960,341	1,326,773	163,821	9,450,935
Net income	-	-	638,240	-	638,240
Two-for-one common stock split	800,000	-	-	-	-
Exercise of stock options	175,000	1,487,500	-	-	1,487,500
Other comprehensive income	-	-	-	198,845	198,845
Balance, December 31, 2002	1,775,000	$ 9,447,841	$ 1,965,013	$ 362,666	$ 11,775,520

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income	$ **638,240**	$ 317,993
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**263,453**	262,542
Provision for loan losses	**196,374**	337,721
Deferred income taxes	**27,785**	(66,121)
Gain on sales of securities available-for-sale	**(5,028)**	(6,207)
Increase in interest receivable	**85,643**	218,132
Decrease in interest payable	**(37,125)**	(116,142)
Net other operating activities	**144,227**	(45,558)
Net cash provided by operating activities	**1,313,569**	902,360
INVESTING ACTIVITIES		
Net increase in interest-bearing deposits in banks	**(28,300)**	(14,376)
Purchases of securities available-for-sale	**(12,165,444)**	(8,382,020)
Proceeds from maturities of securities available-for-sale	**7,331,870**	13,781,999
Proceeds from sales of securities available-for-sale	**2,355,607**	3,892,980
Proceeds from maturities of securities held-to-maturity	**221,555**	603,946
Purchases of restricted equity securities	**(5,900)**	(14,300)
Net (increase) decrease in federal funds sold	**3,905,000**	(3,816,000)
Net increase in loans	**(9,941,786)**	(12,538,451)
Purchase of premises and equipment	**(2,549,660)**	(1,735,761)
Net cash used in investing activities	**(10,877,058)**	(8,221,983)
FINANCING ACTIVITIES		
Net increase in deposits	**7,181,149**	7,525,534
Net increase in securities sold under repurchase agreements	**16,435**	
Proceeds from exercise of stock options	**1,487,500**	
Net cash provided by financing activities	**8,685,084**	7,525,534
Net increase (decrease) in cash and due from banks	**(878,405)**	205,911
Cash and due from banks at beginning of year	**2,781,252**	2,575,341
Cash and due from banks at end of year	$ **1,902,847**	$ 2,781,252

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
SUPPLEMENTAL DISCLOSURES		
Cash paid for:		
Interest	**$ 2,192,007**	$ 3,434,199
Income taxes	**$ 205,636**	$ 268,307

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Forsyth Bancshares, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned subsidiary, The Citizens Bank of Forsyth County, (the "Bank"). The Bank is a commercial bank located in Cumming, Forsyth County, Georgia. The Bank provides a full range of banking services in its primary market area of Forsyth County and surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred taxes.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits in banks, deposits, and securities sold under repurchase agreements are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $332,000 at December 31, 2002.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)

value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of related deferred tax effect. Restricted equity securities without a readily determinable fair value are recorded at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans

Loans are reported at their outstanding principal balances less the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Nonrefundable loan fees and certain direct loan origination costs are deferred and recognized in income over the life of the loans using a method which approximates a level yield.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans (Continued)

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had no other real estate owned at December 31, 2002 or 2001.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Stock Compensation Plans

At December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans (Continued)

	Years Ended December 31,	
	2002	2001
Net income, as reported	$ 638,240	$ 317,993
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	545,403	-
Pro forma net income	$ 92,837	$ 317,993
Earnings per share:		
Basic - as reported	$ .40	$ .20
Basic - pro forma	$ .06	$ .20
Diluted - as reported	$ .40	$ .20
Diluted - pro forma	$ .06	$ .20

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Accounting Standards

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company has not elected to adopt the recognition provisions of this Statement for stock-based employee compensation and has elected to continue with accounting methodology in Opinion No. 25 as permitted by SFAS No. 123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
December 31, 2002:				
U. S. Government and agency securities	**$ 1,501,007**	**$ 65,495**	**$ -**	**$ 1,566,502**
State and municipal securities	**1,357,052**	**59,708**	**-**	**1,416,760**
Corporate securities	**4,344,889**	**210,894**	**-**	**4,555,783**
Mortgage-backed securities	**10,924,475**	**248,848**	**-**	**11,173,323**
	$ 18,127,423	**$ 584,945**	**$ -**	**$ 18,712,368**
December 31, 2001:				
U. S. Government and agency securities	$ 2,505,076	$ 59,869	$ -	$ 2,564,945
State and municipal securities	1,359,710	3,049	(7,392)	1,355,367
Corporate securities	5,392,336	157,198	-	5,549,534
Mortgage-backed securities	6,387,306	57,300	(5,797)	6,438,809
	$ 15,644,428	$ 277,416	$ (13,189)	$ 15,908,655

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Held-to-Maturity				
December 31, 2002:				
Mortgage-backed securities	**$ 31,643**	**$ -**	**$ -**	**$ 31,643**
December 31, 2001:				
Mortgage-backed securities	$ 253,198	$ 5,979	$ -	$ 259,177

Securities with a carrying value of $5,372,565 were pledged at December 31, 2002 to secure public deposits and for other purposes required or permitted by law. There were no securities pledged at December 31, 2001.

The amortized cost and fair value of debt securities as of December 31, 2002 by contractual maturity are shown below. Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SECURITIES (Continued)

	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 2,192,030	$ 2,245,229	$ -	$ -
Due from one to five years	4,086,944	4,330,973	-	-
Due from five to ten years	475,000	496,740	-	-
Due after ten years	448,974	466,103	-	-
Mortgage-backed securities	10,924,475	11,173,323	31,643	31,643
	$ 18,127,423	$ 18,712,368	$ 31,643	$ 31,643

Gross gains and losses on sales of securities available-for-sale consist of the following:

	Years Ended December 31,	
	2002	2001
Gross gains	$ 10,349	$ 28,796
Gross losses	(5,321)	(22,589)
Net realized gains	$ 5,028	$ 6,207

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31,	
	2002	2001
Commercial, financial, and agricultural	$ 14,021,244	$ 7,795,000
Real estate – construction	18,507,410	16,976,000
Real estate – mortgage	30,500,205	27,689,000
Consumer installment and other	7,517,618	8,212,166
	70,546,477	60,672,166
Allowance for loan losses	(885,266)	(756,367)
Loans, net	$ 69,661,211	$ 59,915,799

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,	
	2002	2001
Balance, beginning of year	$ 756,367	$ 603,723
Provision for loan losses	196,374	337,721
Loans charged off	(71,063)	(189,586)
Recoveries of loans previously charged off	3,588	4,509
Balance, end of year	$ 885,266	$ 756,367

The total recorded investment in impaired loans, consisting solely of loans on nonaccrual status, was $16,259 and $56,614 at December 31, 2002 and 2001, respectively. There were no impaired loans that had related allowances determined in accordance with SFAS

NOTE 3. LOANS (Continued)

No. 114, *Accounting by Creditors for Impairment of a Loan*, at December 31, 2002 and 2001. The average recorded investment in impaired loans for 2002 and 2001 was $13,861 and $39,308. Interest income recognized for cash payments received on impaired loans was not material for the years ended December 31, 2002 and 2001. Loans past due ninety days or more and still accruing interest was $-0- and $25,000 at December 31, 2002 and 2001, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2002 are as follows:

Balance, beginning of year	$ 4,595,414
Advances	7,696,404
Repayments	(4,155,829)
Balance, end of year	$ 8,135,989

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31, 2002	December 31, 2001
Land	**$ 1,781,652**	$ 1,781,652
Buildings	**2,885,022**	837,272
Equipment	**1,400,745**	910,045
Leasehold improvements	**-**	140,132
Construction in progress	**-**	61,149
	6,067,419	3,730,250
Accumulated depreciation	**(733,315)**	(682,353)
	$ 5,334,104	$ 3,047,897

Prior to moving into new banking facilities in December of 2002, the Company operated from leased main office and operations center facilities under noncancelable operating lease agreements. The leases require the payment of normal maintenance, utilities and insurance on the property. The Company also leases various other equipment.

The operations center lease terminated upon the move to the new banking facilities. The Company is in process of negotiating the termination of the old main office lease. However, as of December 31, 2002, the Company was contractually obligated under the lease for future minimum lease payments as follows:

2003	$ 75,972
2004	75,972
2005	75,972
	$ 227,916

The total rental expense for the years ended December 31, 2002 and 2001 was $90,518 and $90,472, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $25,523,515 and $20,447,020, respectively. The scheduled maturities of time deposits at December 31, 2001 are as follows:

2003	$	42,716,582
2004		5,213,790
2005		2,249,474
2006		118,951
2007		171,688
	$	50,470,485

NOTE 6. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2002 and 2001 were $16,435 and $0, respectively.

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company has a 401-K profit sharing plan available to all eligible employees, subject to certain minimum age and service requirements. Contributions charged to expense were $21,800 and $9,368 for the years ended December 31, 2002 and 2001, respectively.

NOTE 8. STOCK COMPENSATION PLANS

The Company has an incentive plan that provides for the issuance of stock options to key employees. The Company has reserved 160,000 shares of common stock for this purpose. The options are granted at the fair value of the Company's common stock on the date of grant and expire in ten years from the date of grant. In 2002, 24,500 options were granted to key employees that vest over a period of five years.

In 2002, the Company granted 324,500 stock options to certain directors of the Company. The options were granted at the fair value of the Company's common stock on the date of grant and expire in ten years from the date of grant. These options vested on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. STOCK COMPENSATION PLANS (Continued)

Other pertinent information related to the options is as follows:

	Year Ended December 31, 2002	
	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	-	$ -
Granted	349,000	8.49
Exercised	(175,000)	8.50
Terminated	-	-
Outstanding at end of year	174,000	8.48
Options exercisable at year-end	149,500	8.50
Weighted-average fair value of options granted during the year		2.70

Information pertaining to options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$8.33 - $8.50	174,000	10 years	$ 8.48	149,500	$ 8.50

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2002
Dividend yield	0%
Expected life	10 years
Expected volatility	0.01%
Risk-free interest rate	3.86%

NOTE 9. INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,	
	2002	**2001**
Current	**$ 313,283**	$ 212,722
Deferred	**27,785**	(66,121)
Income tax expense	**$ 341,068**	$ 146,601

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2002	**2001**
Income taxes at statutory rate	**$ 332,965**	$ 157,962
Nontaxable interest	**(17,488)**	(23,838)
Other items, net	**25,591**	12,477
Income tax expense	**$ 341,068**	$ 146,601

The components of deferred income taxes are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Loan loss reserves	**$ 308,660**	$ 234,557
Depreciation	**-**	52,425
Preopening and organization costs	**-**	859
Other	**4,750**	8,019
	313,410	295,860
Deferred tax liabilities:		
Securities available-for-sale	**222,279**	100,406
Depreciation	**45,335**	-
	267,614	100,406
Net deferred tax assets	**$ 45,796**	$ 195,454

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Years Ended December 31,	
	2002	2001
Basic Earnings Per Share:		
Weighted average common shares outstanding	**1,601,167**	1,600,000
Net income	**$ 638,240**	$ 317,993
Basic earnings per share	**$ .40**	$ 0.20
Diluted Earnings Per Share:		
Weighted average common shares outstanding	**1,601,167**	1,600,000
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	**-**	-
Total weighted average common shares and common stock equivalents outstanding	**1,601,167**	1,600,000
Net income	**$ 638,240**	$ 317,993
Diluted earnings per share	**$ .40**	$ 0.20

NOTE 11. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company

NOTE 11. COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2002	2001
Commitments to extend credit	**$ 11,425,991**	$ 10,534,000
Standby letters of credit	**115,394**	189,000
	$ 11,541,385	$ 10,723,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 12. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Forsyth County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Sixty-nine percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $1,875,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2002, approximately $340,500 of retained earnings were available for dividend declaration without regulatory approval in 2003.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2002 and 2001, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. REGULATORY MATTERS (Continued)

The Company and Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2002:						
Total Capital to Risk Weighted Assets:						
Consolidated	**$ 12,298**	**15.34%**	**$ 6,412**	**8%**	**$ N/A**	**N/A**
Bank	**$ 9,143**	**11.55%**	**$ 6,332**	**8%**	**$ 7,915**	**10%**
Tier I Capital to Risk Weighted Assets:						
Consolidated	**$ 11,413**	**14.24%**	**$ 3,206**	**4%**	**$ N/A**	**N/A**
Bank	**$ 8,258**	**10.43%**	**$ 3,166**	**4%**	**$ 4,749**	**6%**
Tier I Capital to Average Assets:						
Consolidated	**$ 11,413**	**11.60%**	**$ 3,936**	**4%**	**$ N/A**	**N/A**
Bank	**$ 8,258**	**8.48%**	**$ 3,896**	**4%**	**$ 4,870**	**5%**
December 31, 2001:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 10,044	14.13%	$ 5,688	8%	$ N/A	N/A
Bank	$ 8,334	12.00%	$ 5,556	8%	$ 6,946	10%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 9,287	13.06%	$ 2,844	4%	$ N/A	N/A
Bank	$ 7,577	10.91%	$ 2,778	4%	$ 4,167	6%
Tier I Capital to Average Assets:						
Consolidated	$ 9,287	10.33%	$ 3,598	4%	$ N/A	N/A
Bank	$ 7,577	8.58%	$ 3,532	4%	$ 4,415	5%

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, *Disclosures about Fair Values of Financial Instruments,* excludes certain financial instruments and all nonfinancial instruments from its disclosure

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks, Interest-bearing Deposits in Banks and Federal Funds Sold: The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair values.

Securities: Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximates fair value.

Loans: For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Repurchase Agreements: The carrying amounts of securities sold under repurchase agreements approximate their fair values.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments: Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amount and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$ 5,577,906	$ 5,577,906	$ 10,333,011	$ 10,333,011
Securities available-for-sale	18,712,368	18,712,368	15,908,655	15,908,655
Securities held-to-maturity	31,643	31,643	253,198	259,177
Restricted equity securities	205,900	205,900	200,000	200,000
Loans	69,661,211	71,214,000	59,915,799	61,363,985
Accrued interest receivable	579,295	579,295	664,938	664,938
Financial liabilities:				
Deposits	87,966,400	88,605,400	80,785,251	82,265,955
Securities sold under repurchase agreements	16,435	16,435	-	-
Accrued interest payable	211,772	211,772	248,897	248,897

NOTE 15. STOCK SPLIT

The Company declared a two-for-one common stock split in 2002. Earnings per share and all per share amounts for the year ended December 31, 2001 have been retroactively adjusted for the increased number of shares of common stock.

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of revenue are as follows:

	Years Ended December 31,	
	2002	2001
Director fees	$ 100,975	$ 105,100
Professional fees	137,229	173,426
Data processing	258,930	229,800
Office supplies	78,157	58,555

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income, and cash flows of Forsyth Bancshares, Inc. as of and for the years ended December 31, 2002 and 2001:

CONDENSED BALANCE SHEETS

	2002	2001
Assets		
Cash	$ 2,158,649	$ 62,426
Investment in subsidiary	8,620,941	7,740,901
Premises and equipment	970,698	1,606,547
Other assets	25,232	41,061
Total assets	$ 11,775,520	$ 9,450,935
Stockholders' equity	$ 11,775,520	$ 9,450,935

CONDENSED STATEMENTS OF INCOME

	2002	2001
Income:		
Interest income	$ 11,262	$ 4,591
Dividends from subsidiary	-	225,000
Rental income from subsidiary	-	15,750
	11,262	245,341
Expenses:		
Depreciation	15,848	25,943
Other expenses	64,401	76,644
	80,249	102,587
Income (loss) before income tax benefits and equity in undistributed income of subsidiary	(68,987)	142,754
Income tax benefits	(26,033)	(31,036)
Income (loss) before equity in undistributed income of subsidiary	(42,954)	173,790
Equity in undistributed income of subsidiary	681,194	144,203
Net income	$ 638,240	$ 317,993

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2001
OPERATING ACTIVITIES		
Net income	**$ 638,240**	$ 317,993
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	**15,848**	25,943
Undistributed income of subsidiary	**(681,194)**	(144,203)
Net other operating activities	**15,829**	(1,091)
Net cash provided by (used in) operating activities	**(11,277)**	198,642
INVESTING ACTIVITIES		
Purchase of premises and equipment	**-**	(432,526)
Proceeds from sale of premises and equipment to subsidiary	**620,000**	-
Net cash provided by (used in) investing activities	**620,000**	(432,526)
FINANCING ACTIVITIES		
Proceeds from exercise of stock options	**1,487,500**	-
Net cash provided by financing activities	**1,487,500**	-
Net increase (decrease) in cash	**2,096,223**	(233,884)
Cash at beginning of year	**62,426**	296,310
Cash at end of year	**$ 2,158,649**	$ 62,426

SHAREHOLDER INFORMATION

Market for the Company's Common Stock and Related Shareholder Matters

There is currently no market for the Company's shares of Common Stock, and it is not likely that an active trading market will develop for the shares in the future. There are no present plans for the Company's Common Stock to be traded on any stock exchange of over-the-counter market. As of December 31, 2002, there were approximately 614 holders of record of the Company's Common Stock and 1,775,000 shares of Common Stock issued and outstanding.

No cash dividends have been paid to date on the Company's Common Stock, and it is anticipated that earnings will be retained for the foreseeable future to support the Company's rapid growth and expansion. The Company currently has no source of income other than dividends and other payments received from the Bank. The amount of dividends that may be paid by the Bank to the Company depends on the Bank's earnings and capital position and is limited by federal and state law, regulation and policies.

The Company has only one compensation plan that allows for shares of Common Stock to be issued upon the exercise of outstanding stock options, or in connection with other stock based awards to key employees. The Company's Long-Term Incentive Plan (the "Incentive Plan") was adopted effective January 1, 2000 and approved by the shareholders at the 2000 Annual Meeting. The terms of the Incentive Plan authorize the Company's Board of Directors to issue awards to key employees of the Bank, which may consist of stock options, restricted stock, stock appreciation rights or performance shares. The rate of vesting, option price, term and other conditions applicable to such awards are fixed by the Board of Directors in such award. However, the terms of the Incentive Plan provide that all outstanding awards shall automatically be fully vested in the event of any change in control of the Company or the Bank. The following table sets out certain information with respect to the currently outstanding awards under the Incentive Plan.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
	(a)	(b)	(c)
Equity Compensation Plans approved by security holders	24,500	$8.33	135,500
Equity Compensation Plans not approved by security holders	-	-	-
Total	24,500	$8.33	135,500

For 10-KSB

Copies of the Company's 2002 Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, are available upon request without charge by calling or writing the Company as follows: Timothy D. Foreman, Forsyth Bancshares, Inc., 651 Veterans Memorial Boulevard, Cumming, Georgia 30040, (770) 886-9500.

Additional Information

The Company's wholly-owned banking subsidiary, The Citizens Bank of Forsyth County, is a member of the FDIC and is a Equal Housing Lender. The Company and its banking subsidiary are Equal Opportunity Employers.

FORSYTH BANCSHARES, INC.

Executive Officers

Timothy M. Perry
President and Chief Executive Officer

Timothy D. Foreman
Chief Financial Officer,
Senior Vice President,
Secretary and Treasurer

Board of Directors

James J. Myers *(Chairman)*
Owner
James J. Myers, CPA, P.C.

Timothy M. Perry
President and Chief Executive Officer
The Citizens Bank of Forsyth County

Jeffrey S. Bagley *(Vice Chairman)*
Judge
Superior Court of Forsyth County

Catherine M. Amos
President
Amos Properties, Inc.

Danny M. Bennett
President
GeoCorp Development Co., Inc.

Michael P. Bennett
Chief Financial Officer
5 Bennett Farms, Inc.

Bryan L. Bettis
Vice President
Midway Building Supply, Inc.

Talmadge W. Bolton
Chief Executive Officer
Bolton's Truck Parts, Inc.

Thomas L. Bower III
Partner
B&B Associates

Charles R. Castleberry
Manager
Progressive Lighting, Inc.

Charles D. Ingram
Owner
I&S Investments, Inc.

Herbert A. Lang, Jr.
Owner
Lang Signs, Inc.

John P. McGruder
Co-Owner
Crestview Animal Hospital

Danny L. Reid
Co-Owner
Reid & Reid Grading and Pipeline, Inc.

Charles R. Smith
Judge
Municipal Court of Cumming, Georgia

Wyatt L. Willingham
Vice President and General Manager
North Georgia Fast Foods, Inc.

Jerry M. Wood
Owner
Rental real estate

FORSYTH BANCSHARES, INC.

CORPORATE INFORMATION

Corporate Offices and Mailing Address
Forsyth Bancshares, Inc.
651 Veterans Memorial Boulevard
Cumming, Georgia 30040
(770) 886-9500

For Financial Information, Contact
Timothy D. Foreman
Senior Vice President, Chief Financial Officer,
Secretary, and Treasurer
(770) 886-9500

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Accountants
Mauldin & Jenkins, LLC
P.O. Box 724888
Atlanta, Georgia 31139-1888

ANNUAL MEETING
Tuesday, May 20, 2003 at 5:00 p.m.
Principal Office of Forsyth Bancshares, Inc.
651 Veterans Memorial Boulevard
Cumming, Georgia 30040

FORSYTH BANCSHARES, INC.
P.O. Box 2820
Cumming, Georgia 30028